Exhibit 99.1

Enlivex Strengthens Management Team with the Appointment of Biotech Industry Veteran Einat Galamidi, M.D., as Vice President, Medical

•	Dr. Galamidi joins Enlivex after 10 years at Gamida Cell Ltd., where she most recently served as Vice President of Clinical Development
•	At Gamida Cell, Dr. Galamidi led clinical development for omidubicel, a cell therapy that successfully completed Phase III in 2020
•	A Biologics License Application (BLA) rolling submission process with the FDA for omidubicel was initiated recently, indicated for patients with blood cancers needing bone marrow stem cell transplant

Nes Ziona, Israel, Feb. 22, 2022 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that Einat Galamidi, M.D. has joined its executive management team as Vice President, Medical.

Dr. Galamidi joins Enlivex after 10 years at Gamida Cell, where she most recently served as Vice President of Clinical Development. At Gamida Cell, she led clinical development for omidubicel, a cell therapy under development as a potential bone marrow transplant solution for patients with blood cancers. Omidubicel successfully completed a Phase III program in 2020 and is the subject of a recently initiated rolling Biologics License Application (BLA) submission. Dr. Galamidi earned her M.D. at the Hadassah School of Medicine at the Hebrew University of Jerusalem.

“Einat is a highly talented industry veteran, and we are thrilled that she is joining our team,” said Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex. “At Gamida Cell, she successfully led the clinical development of omidubicel, a cell therapy designed for cancer patients, for which a Biologics License Application (BLA) submission was recently initiated. Such experience, specifically in the cell therapy space, makes Einat well suited for her new role at Enlivex.”

Dr. Galamidi added, “The opportunity to join Enlivex’s executive management team is truly exciting. I believe that the Company has generated encouraging clinical data for Allocetra in sepsis and COVID-19 patients, as well as meaningful preclinical data in solid tumors. I am eager to begin working with my new colleagues and believe that our complementary skill sets will serve us well as we continue to advance Allocetra’s development.”

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com